APPENDIX A

The following table sets forth the name, residence or business address, present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted for each new Reporting Person.

Name and Residence or Business Address	If an Individual: Principal Occupation or Employment and Name, Principal Business and Address of Organization in which Employment Conducted	If an Entity: State or Other Place of Organization and Principal Business
Exempt Trust for the benefit of Bristol Cardin created under the Careen Cardin Trust dated November 26, 2018 c/o Miramar Services, Inc. 250 Grandview Ave., Suite 400 Ft. Mitchell, KY 41017		Nevada Trust
Exempt Trust for the benefit of Bentleigh Cardin created under the Careen Cardin Trust dated November 26, 2018 c/o Miramar Services, Inc. 250 Grandview Ave., Suite 400 Ft. Mitchell, KY 41017		Nevada Trust
Eaton Mackay Scripps, Jr. c/o Miramar Services, Inc. 250 Grandview Ave., Suite 400 Ft. Mitchell, KY 41017	Private Investor N/A	
Tyler Garret Scripps c/o Miramar Services, Inc. 250 Grandview Ave., Suite 400 Ft. Mitchell, KY 41017	Private Investor N/A	